FIRST AMENDMENT

TO THE INVESTMENT ADVISORY AGREEMENT

Amendment to update Section 11 of the Investment Advisory Agreement dated September 10, 2013 between

Advisers Investment Trust and JO Hambro Capital Management Limited

This amendment is made by the undersigned parties to reflect the following change. Section 11 is hereby deleted and replaced in its entirety by the following:

11. Use of Name. The Trust and the Investment Adviser acknowledge that all rights to the name “Advisers Investment Trust” or any variation thereof belong to the Trust. The Trust and the Investment Adviser acknowledge that all rights to the name “JOHCM” belong to the Investment Adviser, that JOHCM is a registered trademark and that the Trust is being granted a limited license to use “JOHCM” in its name, in the name of any of the Funds or in the name of any class of shares. In the event that the Investment Adviser ceases to be an adviser to the Trust, the Trust’s right to the use of the name “JOHCM” shall automatically cease on the ninetieth day following the termination of this Agreement. The right to “JOHCM” may also be withdrawn by the Investment Adviser during the term of this Agreement upon ninety (90) days written notice by the Investment Adviser to the Trust. Nothing contained herein shall impair or diminish in any respect, the Investment Adviser’s right to use the name “JOHCM” in the name of, or in connection with, any other business enterprises with which the Investment Adviser is or may become associated. There is no charge to the Trust for the right to use this name.

Effective December 10, 2013

Advisers Investment Trust

By:	/s/ Dina Tantra
Name/Title: Dina Tantra, President

JO Hambro Capital Management Limited

By:	/s/ M. Helen Vaughan	By:	/s/ Andrew Rice
Name/Title: M. Helen Vaughan, COO		Name/Title: Andrew Rice, Finance Director